

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 13, 2010

VIA U.S. MAIL

Allan Ligi
Poway Muffler and Brake, Inc.
13933 Poway Road
Poway, CA 92064

**Re: Poway Muffler and Brake, Inc.
         Amendment No. 2 to Registration Statement on Form S-1
         Filed November 22, 2010
         File No. 333-164856**

Dear Mr. Ligi:

        We have reviewed your response to our letter dated October 20, 2010 and have the following additional comments. Page references refer to the marked version of your filing on EDGAR.

General

1. We note your response to our prior comment 1. In the "Determination of Offering Price" and "Plan of Distribution" sections, you state that the offering price of $1.10 was determined by the price shares were sold to your shareholders in a private placement. Given the change in offering price from $0.05 to $1.10, this disclosure no longer appears to be accurate. Please revise accordingly.

2. We note your response to our prior comment 2. Your revised disclosure on page 41 states that your sole officer and director has advanced you $67,065 for operating expenses. Your June 30, 2010 balance sheet indicates that the stockholder's loan was $71,187. Please reconcile the inconsistency.

Report of the Independent Registered Public Accounting Firm, page 16

3. Refer to prior comment 7. Please tell us the reason why the date of the independent accounting firm's report was changed from March 13, 2010 to September 16, 2010.

Balance Sheet, page 17

4. Refer to prior comment 8. Please (i) provide us a schedule of your actual inventory count and costs in support of your claim that the inventory was not

materially different in the years presented; (ii) disclose in your filing the reason why the amount of inventory as reported on your balance sheet was the same for the periods presented; and (iii) confirm that in future filings the basis of stating inventory will be from the periodic inventory system that you have disclosed that you maintain.

Other

5. Please update the financial statements to comply with Rule 8-08 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and nine months ended September 30, 2010.

6. As previously requested, please provide an updated consent of the independent registered accounting firm. A currently dated consent from the independent registered public accountant should be included with the amendment.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Patrick Kuhn at (202) 551-3308 or Lyn Shenk at (202) 551-3380 if you have any questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or, in his absence, me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Karen A. Batcher, Esq.
Via Facsimile (619) 512-5184